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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DOVER INVESTMENTS CORPORATION
(Name of Subject Company)

DOVER INVESTMENTS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

John Gilbert
Chairman of the Special Committee of the Board of Directors
Dover Investments Corporation
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0414
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Bruce Alan Mann
Michele Beth Wayne
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dover Investments Corporation, a Delaware corporation ("Dover" or the "Company"), with the U.S. Securities and Exchange Commission on September 23, 2004 related to the tender offer by Dover Acquisition Corp., a Delaware corporation (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust to purchase all the outstanding shares of Class A common stock, par value $.01 and all the outstanding shares of Class B common stock, par value $.01 (other than those held by the Purchaser) of Dover at a price of $30.50 per share. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 14D-9.

Item 8. Additional Information.

        The information set forth in Item 8 of the Schedule 14D-9 under the caption "Stockholder Litigation" is hereby amended and supplemented by adding at the end of the section entitled "Stockholder Litigation" the following:

        "The plaintiff in the Chiarenza Litigation has amended his complaint to refer to the September 23, 2004 tender offer. The amended complaint includes substantially the same factual allegations as the original complaint, and also includes allegations regarding factual matters alleged to have occurred since the filing of the original complaint."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: October 13, 2004

By:	/s/ JOHN GILBERT
Name: John Gilbert
Title: Chairman of the Special Committee of the Board of Directors

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INTRODUCTION
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